Exhibit 23.1

Haynie & Company
1221 W. Mineral Ave, Ste 202
Littleton, CO 80120
Phone: 303-734-4800

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ring Energy, Inc.

We consent to the incorporation of our report dated December 29, 2008, with respect to the balance sheet of Ring Energy, Inc. (the Company) as of September 30, 2008, and the related statement of operations and other comprehensive loss, stockholders’ equity (deficit) and cash flows for the year then ended and for the period from inception (July 30, 2004) to September 30, 2008, included in the Company’s Form 10-K for the year ended September 30, 2008. The financial statements of Ring Energy, Inc. as of September 30, 2007 were audited by other auditors whose report dated November 26, 2007, on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

/s/ Haynie & Company
Littleton, CO

December 29, 2008